[redacted]

12010651

SEC Mail Processing Section FEB 14 2012 Washington, DC 125

S...T ... ION

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: April 30,2013<br>Estimated average burden<br>hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 46710 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Tag Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Greenwood Cliff, Suite 250
(No. and Street)

| Charlotte | North Carolina | 28204 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric C. Blau — 704-705-1879
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Brad A. Kinder, CPA**
(Name – *if individual, state last, first, middle name*)

| 815 Parker Square | Flower Mound | Texas | 75028 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Eric Blau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tag Securities, Inc.**, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**The Company is exempt from the filing of the SIPC Supplement Report as net operating revenues are less that $500,000.*

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CONTENTS**

# BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Tag Securities, Inc.

We have audited the accompanying statement of financial condition of Tag Securities, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tag Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 8, 2012

**TAG SECURITIES, INC.**
**Statement of Financial Condition**
**December 31, 2011**

## ASSETS

| | |
|---|---|
| Cash | $ 5,870 |
| Commissions receivable | 1,423 |
| Other receivables | 1,656 |
| Prepaid expenses | 9,449 |
| Clearing deposit | 10,001 |
| **TOTAL ASSETS** | $ 28,399 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

### Liabilities

| | |
|---|---|
| Accounts payable | $ 3,863 |
| Accrued expenses | 3,000 |
| Commissions payable | 2,377 |
| TOTAL LIABILITIES | 9,240 |

### Stockholder's Equity

| | |
|---|---|
| Common stock, 1,000 shares authorized with no par value, 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 876,828 |
| Accumulated deficit | (857,769) |
| TOTAL STOCKHOLDER'S EQUITY | 19,159 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 28,399 |

See notes to financial statements.

**TAG SECURITIES, INC.**
**Statement of Income**
**Year Ended December 31, 2011**

| | |
|---|---|
| **Revenue** | |
| Securities commissions | $ 54,814 |
| Total Revenue | 54,814 |
| **Expenses** | |
| Compensation and related costs | 37,840 |
| Clearing charges | 312 |
| Communications | 3,004 |
| Insurance | 376 |
| Professional fees | 28,784 |
| Regulatory fees | 5,138 |
| Other expenses | 399 |
| Total Expenses | 75,853 |
| **Net loss before income taxes** | (21,039) |
| Income taxes | - |
| **NET LOSS** | $ (21,039) |

See notes to financial statements.

**TAG SECURITIES, INC.**
**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2011**

| | Common Shares Issued | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2010 | 100 | $ 100 | $ 904,498 | $ (836,730) | $ 67,868 |
| Capital withdrawal | | | (27,670) | | (27,670) |
| Net loss | - | - | | (21,039) | (21,039) |
| Balances at December 31, 2011 | 100 | $ 100 | $ 876,828 | $ (857,769) | $ 19,159 |

See notes to financial statements.

**TAG SECURITIES, INC.**
**Statement of Cash Flows**
**Year Ended December 31, 2011**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (21,039) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Change in assets and liabilities: | |
| Decrease in commissions receivable | 457 |
| Decrease in commission advances | 421 |
| Decrease in other receivables | 390 |
| Increase in prepaid expenses | (8,559) |
| Increase in clearing deposit | (10,001) |
| Decrease in accounts payable | (293) |
| Decrease in commissions payable | (380) |
| Decrease in refundable deposit | (5,000) |
| Net cash used in operating activities | (44,004) |
| **Cash flows from financing activities:** | |
| Capital withdrawal | (27,670) |
| Net decrease in cash and cash equivalents | (71,674) |
| Cash and cash equivalents at beginning of year | 77,544 |
| Cash at end of year | $ 5,870 |

**Supplemental Disclosures of Cash Flow Information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes | $ - |

See notes to financial statements.

**TAG SECURITIES, INC.**
**Notes to Financial Statements**
**December 31, 2011**

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

TAG Securities, Inc. (the Company) was organized in April 1993 as a Nevada corporation. The Company is a wholly owned subsidiary of Capital L Group, LLC, (the Parent). The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations consist primarily in retail brokerage of mutual funds with individuals located in Texas.

The Company operates pursuant to the exemptive provisions of Rule 15c3-3 (k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserved Requirements and Information Relation to the Possession and Control Requirements are not required.

The former shareholders of the Company entered into a Stock Purchase Agreement during 2010; whereby, Capital L Group, LLC agreed to purchase all of the issued and outstanding shares of the Company. As a result of this Agreement and in preparation and transition of this change in ownership, during 2011, the Company entered into a new sub-clearing agreement with a former shareholder's wholly-owned subsidiary (PFS), consulting agreements with two former officers of the Company, and elected a new Board of Directors and officers. In addition, capital was withdrawn from the Company in the amount of $27,670 as agreed by the parties to the Agreement. The Company received regulatory approval and the Agreement was consummated during 2011. Subsequent to regulatory approval and the consummation of the Agreement, the Company moved its corporate offices from Dallas, TX to Charlotte, NC, elected a new Board of Directors and officers, terminated the producing registered reps, and is currently planning and undergoing significant transitions and changes in its business, management, and operations.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued**

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Security Transactions

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company's Parent files a partnership income tax return and the Company files a separate corporation income tax return.

As of December 31, 2011, open federal tax years subject to examination include the tax years ended December 31, 2008 through December 31, 2010.

**Note 2 - Transactions with Clearing Broker/Dealer and Economic Dependency**

The Company entered into a secondary clearing agreement with PFS, a former shareholder's wholly owned subsidiary, and its clearing broker/dealer, and also a sub-clearing agreement with PFS. The secondary clearing agreement extends the clearing broker/dealers clearing, execution and other services to the Company through PFS. The Company will introduce its customer accounts to the clearing broker/dealer through PFS. PFS will receive fees for its sub-clearing services at a fixed rate multiplied by the number of tickets traded by the Company. The sub-clearing agreement requires the Company to maintain a minimum of $10,000 as a deposit in an account with the clearing broker/dealer. The agreements may be terminated by any party, at any time with 90 days written notice.

**Note 3 - Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $7,769 and $5,000, respectively. The Company's net capital ratio was 1.19 to 1.

**Note 4 - Concentrations \ Economic Dependency \ Related Party Transactions**

The Company and PFS were under common control and the existence of that control created operating results and financial position significantly different than if the companies were autonomous. PFS provided the Company with certain support and services that were not consummated on terms equivalent to arm's length transactions.

Included in commissions receivable at December 31, 2011, is $863 due from PFS.

Securities commissions earned and clearing charges incurred and paid under the sub-clearing agreement with PFS totaled $15,819 and $312 respectively during the year. (See Note 2.)

**Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer through a sub-clearing agreement. (See Note 2.) The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

**Note 6 - Income Taxes**

The Company incurred a tax loss for the year; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of $27,711, which begins expiring in 2029. The net operating loss carry forward creates a deferred tax asset of approximately $4,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition. The net operating loss carry forward is limited as to its future use due to the change in ownership. (See Note 1.)

**Note 7 - Subsequent Events**

The Company is planning and undergoing significant business, management, and operational changes as a result of the change in ownership. (See Note 1.) An estimate of the financial effect of these changes cannot be made.

The Company's sole shareholder contributed $7,000 in additional capital during January 2012.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2011, through February 8, 2012, the date the financial statements were available to be issued.

## Schedule I

## TAG SECURITIES, INC.
**Supplementary Information Pursuant to Rule 17a-5**
**December 31, 2011**

### Computation of Net Capital

| | |
|---|---|
| Total stockholders' equity qualified for net capital | $ 19,159 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Commissions receivable | 285 |
| Other receivables | 1,656 |
| Prepaid expenses | 9,449 |
| Total deductions and/or charges | 11,390 |
| Net capital before haircuts on securities positions | 7,769 |
| Haircuts on securities: | |
| | - |
| Net Capital | $ 7,769 |
| Aggregate indebtedness | |
| Accounts payable | $ 3,863 |
| Accrued expenses | 3,000 |
| Commissions payable | 2,377 |
| Total aggregate indebtedness | $ 9,240 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 5,000 |
| Net capital in excess of minimum requirement | $ 2,769 |
| Ratio of aggregate indebtedness to net capital | 1.19 to 1.00 |

**Schedule I, continued**

**TAG SECURITIES, INC.**
**Supplementary Information Pursuant to Rule 17a-5**
**December 31, 2011**

### Reconcilation of Computation of Net Capital

| | | |
|---|---|---|
| Net Capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2011 (unaudited) | $ | 7,569 |
| Decrease in haircuts on securiites | | 200 |
| Net Capital | $ | 7,769 |

### Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

### Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

### SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Tag Securities, Inc.

In planning and performing our audit of the financial statements of Tag Securities, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 8, 2012

EideBailly®